Mail Stop 6010

October 6, 2006

Mr. Mark A. Blinn
Vice President and Chief Financial Officer
Flowserve Corporation
5215 N. O'Connor Boulevard, Suite 2300
Irving, Texas 75039

        RE: **Flowserve Corporation**
                Form 10-K for the fiscal year ended December 31, 2005
                Filed 6/30/06
                File No. 1-13179

Dear Mr. Blinn:

In connection with our financial statement only review of Flowserve Corporation's Form 10-K and subsequent Exchange Act filings, we have the following additional accounting comments.

Form 10-K for the period ended December 31, 2005

General

1.   We note your response to comment 3 in our letter dated August 25, 2006. In the additional risk factor you propose to include in future filings on Form 10-Q and Form 10-K, please identify Iran and Syria as the terrorist-sponsoring states in which certain of your foreign subsidiaries conduct business operations and sales.

2.   We note your response to comment 4 in our letter dated August 25, 2006. Please represent to us that you will appraise us of, and will disclose in future filings as appropriate, (i) any significant developments in your internal review as it progresses and (ii) any material instances of failure to comply with U.S. export laws and regulations that you discover in your review process.

        As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your responses to our comments.

You may contact Dennis Hult, Staff Accountant, at (202) 551-3618 or me at (202) 551-3554 if you have questions regarding comments on the financial statements and related matters. In this regard, do not hesitate to contact Martin James, Senior Assistant Chief Accountant, at (202) 551-3671.

Sincerely,

Angela J. Crane
Accounting Branch Chief